Exhibit 99.1

POLYPID LTD. AND ITS SUBSIDIARY

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

U.S. DOLLARS IN THOUSANDS

UNAUDITED

- - - - - - - - - - -

POLYPID LTD. AND ITS SUBSIDIARY

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2021	2020
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$7,448	$4,319
Restricted cash	388	390
Short-term deposits	40,399	40,157
Prepaid expenses and other current assets	937	2,334

Total current assets	49,172	47,200

LONG-TERM ASSETS:
Property and equipment, net	5,734	5,890
Long-term deposits	5,059	22,120
Other long-term assets	1,431	637

Total long-term assets	12,224	28,647

Total assets	$61,396	$75,847

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARY

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2021	2020
	Unaudited
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$1,756	$974
Other payables and accrued expenses	2,565	1,903

Total current liabilities	4,321	2,877

LONG-TERM LIABILITIES:
Other long-term liabilities	190	193

Total long-term liabilities	190	193

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Share capital -
Ordinary Shares with no par value - Authorized: 47,800,000 shares at June 30, 2021 (unaudited) and December 31, 2020; Issued and outstanding: 18,756,570 and 18,494,739 shares at June 30, 2021 (unaudited) and December 31, 2020, respectively	-	-
Additional paid-in capital	208,335	205,063
Accumulated deficit	(151,450)	(132,286)

Total shareholders’ equity	56,885	72,777

Total liabilities and shareholders’ equity	61,396	$75,847

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,		Three months ended June 30,
	2021	2020	2021	2020
	Unaudited

Operating expenses:
Research and development, net	$13,460	$7,772	$7,442	$4,339
Marketing and business development expenses	1,391	581	739	305
General and administrative	4,576	3,355	2,449	2,628

Operating loss	19,427	11,708	10,630	7,272
Financial (income) expense, net	(263)	11,154	(153)	9,721

Net loss	19,164	22,862	10,477	16,993

Deemed dividend	-	2,114	-	2,114

Net loss attributable to Ordinary Shares	$19,164	$24,976	$10,477	$19,107

Basic and diluted net loss per Ordinary Share	$1.03	$37.87	$0.56	$25.30

Weighted average number of Ordinary Shares used in computing basic and diluted net loss per share	18,685,906	659,551	18,747,967	755,289

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Convertible Preferred shares				Shareholders’ equity
	Number of Preferred shares	Amount	Total	Number of Ordinary Shares	Additional paid-in capital	Accumulated deficit	Total shareholders’ equity

Balances as of January 1, 2021	-	$-	$-	18,494,739	$205,063	$(132,286)	$72,777

Share-based compensation	-	-	-	-	2,238	-	2,238
Exercise of Warrants	-	-	-	184,473	632	-	632
Exercise of options	-	-	-	77,358	402	-	402
Net loss	-	-	-	-	-	(19,164)	(19,164)

Balances as of June 30, 2021 (unaudited)	-	$-	$-	18,756,570	$208,335	$(151,450)	$56,885

	Convertible Preferred shares				Shareholders’ equity
	Number of Preferred shares	Amount	Total	Number of Ordinary Shares	Additional paid-in capital	Accumulated deficit	Total shareholders’ equity

Balances as of January 1, 2020 (audited)	12,520,977	$106,313	$106,313	562,748	$5,671	$(93,303)	$(87,632)

Share-based compensation	-	-	-	-	2,257	-	2,257
Deemed dividend related to Series E-1 Preferred shares	-	-	-	158,967	2,114	(2,114)	-
Issuance of Ordinary Shares in connection with IPO, net of issuance costs of $6,224 (see note 1e)	-	-	-	4,312,500	62,776	-	62,776
Conversion of Convertible Preferred shares to Ordinary Shares	(12,520,977)	(106,313)	(106,313)	12,520,977	106,313	-	106,313
Exercise of Warrants	-	-	-	528,824	13	-	13
Reclassification of Warrants into equity	-	-	-	-	23,614	-	23,614
Net loss	-	-	-	-	-	(22,862)	(22,862)

Balances as of June 30, 2020 (unaudited)	-	$-	$-	18,084,016	$202,758	$(118,279)	$84,479

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Convertible Preferred shares				Shareholders’ equity
	Number of Preferred shares	Amount	Total	Number of Ordinary Shares	Additional paid-in capital	Accumulated deficit	Total shareholders’ equity

Balances as of January 1, 2020 (audited)	12,520,977	$106,313	$106,313	562,748	$5,671	$(93,303)	$(87,632)

Share-based compensation	-	-	-	-	4,577	-	4,577
Issuance of Ordinary Shares in connection with IPO, net of issuance costs of $6,243 (see Note 1e)	-	-	-	4,312,500	62,757	-	62,757
Conversion of Convertible Preferred shares to Ordinary Shares	(12,520,977)	(106,313)	(106,313)	12,520,977	106,313	-	106,313
Deemed dividend related to Series E-1 Preferred shares	-	-	-	158,967	2,114	(2,114)	-
Reclassification of Warrants into equity	-	-	-	-	23,614	-	23,614
Exercise of Warrants	-	-	-	939,152	13	-	13
Issuance of Warrants	-	-	-	-	1	-	1
Exercise of options	-	-	-	395	3	-	3
Net loss	-	-	-	-	-	(36,869)	(36,869)

Balances as of December 31, 2020 (audited)	-	$-	$-	18,494,739	$205,063	$(132,286)	$72,777

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2021	2020
	Unaudited
Cash flows from operating activities:

Net loss	$(19,164)	$(22,862)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	547	498
Remeasurement of warrants	-	11,373
Share-based compensation	2,238	2,257
Changes in assets and liabilities:
Decrease (increase) in receivables and prepaid expenses	1,397	(13)
Decrease (increase) in other long-term assets	(10)	3
Increase (decrease) in trade payables	782	(951)
Increase in other payables and accrued expenses and other liabilities	659	2,242

Net cash used in operating activities	(13,551)	(7,453)

Cash flows from investing activities:

Purchase of property and equipment	(391)	(608)
Short-term deposits, net	(242)	10,631
Long-term deposits, net	17,061	-
Pre-payment for equipment	(787)	-

Net cash provided by investing activities	15,641	10,023

Cash flows from financing activities:

Proceeds from exercise of Warrants	632	13
Proceeds from exercise of options	402	-
Proceeds from issuance of Ordinary Shares in connection with IPO, net	-	62,776

Net cash provided by financing activities	1,034	62,789

Increase in cash, cash equivalents and restricted cash	3,124	65,359
Cash, cash equivalents and restricted cash at the beginning of the period	4,908	4,498

Cash, cash equivalents and restricted cash at the end of the period	$8,032	$69,857

Reconciliation of cash, cash equivalents and restricted cash as shown in the condensed consolidated statements of cash flow:

Cash and cash equivalents	7,448	69,282
Restricted cash and restricted cash included in long-term assets	584	575

Total cash, cash equivalents and restricted cash	$8,032	$69,857

The accompanying notes are an integral part of the interim consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL

a.	PolyPid Ltd. (“the Company”) was incorporated under the laws of Israel and commenced its operations on February 28, 2008. The Company is a late-stage biopharma company focused on developing and commercializing novel, locally administered therapies using its PLEX (Polymer-Lipid Encapsulation matriX) technology. The Company’s product candidates are designed to address unmet medical needs by delivering active pharmaceutical ingredients (“APIs”) locally at predetermined release rates and durations over extended periods ranging from days to several months. The Company is initially focused on the development of its lead product candidate, D-PLEX100, which incorporates an antibiotic, for the prevention of surgical site infection in bone and soft tissue.

The Company wholly-owns subsidiaries in the Unites States of America and Romania.

Through June 30, 2021, the Company has been primarily engaged in research and development.

b.	The Company’s activities since inception have consisted of performing research and development activities. Successful completion of the Company’s development programs and, ultimately, the attainment of profitable operations are dependent on future events, including, among other things, its ability to obtain marketing approval from regulatory authorities and access potential markets; secure financing, develop a customer base; attract, retain and motivate qualified personnel; and develop strategic alliances. The Company’s operations are funded by its shareholders and research and development grants and the Company intends to seek further private or public financing for continuing its operations. Although management believes that the Company will be able to successfully fund its operations, there can be no assurance that the Company will be able to do so or that the Company will ever operate profitably.

The Company expects to continue to incur substantial losses over the next several years during its clinical development phase. To fully execute its business plan, the Company will need to complete phase III clinical studies and certain development activities as well as manufacture the required clinical and commercial production batches in the pilot manufacturing plant. Further, the Company’s product candidates will require regulatory approval prior to commercialization and the Company will need to establish sales, marketing and logistic infrastructures. These activities may span over many years and require substantial expenditures to complete and may ultimately be unsuccessful. Any delays in completing these activities could adversely impact the Company.

As of June 30, 2021, the Company’s had cash, cash equivalents, short-term deposits and long-term deposits of $52,906. During the six months ended June 30, 2021, the Company incurred a net loss of $19,164 and had negative cash flows from operating activities of $13,551. In addition, the Company had an accumulated deficit of $151,450 as of June 30, 2021. Management plans to seek additional equity financing through private and public offerings or strategic partnerships and, in the longer term, by generating revenues from product sales.

POLYPID LTD. AND ITS SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL (Cont.)

The Company’s future operations are highly dependent on a combination of factors, including (i) the timely and successful completion of additional financing discussed above; (ii) completion of all required clinical studies; (iii) the success of its research and development; activities; (iv) the manufacture of all required clinical and commercial production batches; (v) marketing approval by the relevant regulatory authorities; and (vi) market acceptance of the Company’s product candidates.

There can be no assurance that the Company will be successful in obtaining additional financing on favorable terms, or at all or will succeed in achieving the clinical, scientific and commercial milestones as detailed above.

c.	On March 11, 2020, the World Health Organization declared the outbreak of a respiratory disease caused by a new coronavirus as a “pandemic,” which is now known as COVID-19. The outbreak has impacted millions of individuals worldwide. In response, many countries have implemented measures to combat the outbreak which have impacted global business operations. Our business was affected by the effects of the recent and evolving COVID-19 pandemic, which has resulted in travel and other restrictions in order to reduce the spread of the disease, including in Israel, the United States and the European Union, where the Company is conducting its clinical trials. No impairments were recorded as of the balance sheet date as no triggering events or changes in circumstances had occurred; however, due to significant uncertainty surrounding the situation, management’s judgment regarding this could change in the future.

d.	On June 21, 2020, the Company’s Board of Directors resolved to consolidate the Company’s share capital by applying a reverse share split at a ratio of 1.046:1 and to cancel the Company’s ordinary shares (the “Ordinary Shares”) par value, such that every 1.046 Ordinary Shares of NIS 0.8 par value, were substituted by 1 Ordinary Share with no par value (“the Split”). The Split was applied in the same proportion and manner to all of the Company’s authorized, issued and outstanding securities, including preferred shares, options and warrants.

e.	On June 30, 2020, the Company closed its initial public offering (“IPO”), whereby 4,312,500 Ordinary Shares were sold by the Company to the public (inclusive of 562,500 Ordinary Shares pursuant to the full exercise of an overallotment option granted to the underwriters). The aggregate net proceeds received by the Company from the IPO were $62,757, net of underwriting discounts and other offering costs.

POLYPID LTD. AND ITS SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation:

The unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2020.

These unaudited interim consolidated financial statements of the Company as of June 30, 2021 and for the six months then ended, have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for annual consolidated financial statements. In the opinion of our management, all material adjustments considered necessary for a fair presentation of the financial information as of and for the periods presented have been included.

b.	Accounting policies:

The significant accounting policies followed in the preparation of these unaudited interim consolidated financial statements are consistent to those applied in the preparation of the latest annual consolidated financial statements.

c.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

d.	Recently issued accounting pronouncements

As an “emerging growth company”, the Jumpstart Our Business Startups Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act. The adoption dates discussed below reflect this election.

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, “Leases,” which would require lessees to recognize assets and liabilities on the balance sheet for most leases, whether operating or financing, while continuing to recognize the expenses on their income statements in a manner similar to current practice. Under the guidance, the Company would also be required to provide enhanced disclosures. The guidance states that a lessee would recognize a lease liability for the obligation to make lease payments and a right-to-use asset for the right to use the underlying asset for the lease term.

POLYPID LTD. AND ITS SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The guidance will be effective for the Company beginning January 1, 2022, and interim periods in fiscal years beginning January 1, 2023. The Company is in the initial stage of its assessment of the new standard and is currently evaluating the quantitative impact of adoption, and the related disclosure requirements. The Company anticipates the adoption of this standard will result in an increase in its noncurrent assets, and current and noncurrent liabilities recorded on the consolidated balance sheets. The Company is currently evaluating the effect that ASU 2016-02 will have on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes,” which simplifies the accounting for income taxes by removing a variety of exceptions within the framework of Accounting Standards Codification (“ASC”) Topic 740. These exceptions include the exception to the incremental approach for intra period tax allocation in the event of a loss from continuing operations and income or a gain from other items (such as other comprehensive income), and the exception to using general methodology for the interim period tax accounting for year-to-date losses that exceed anticipated losses. The guidance will be effective for the Company beginning January 1, 2022, and interim periods in fiscal years beginning January 1, 2023. Early adoption is permitted. The Company is currently evaluating the effect that ASU 2019-12 will have on its consolidated financial statements and related disclosures.

POLYPID LTD. AND ITS SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 3:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	The facilities of the Company are leased under various operating lease agreements for periods ending no later than 2027. The Company also leases motor vehicles under various operating leases, which expire on various dates, the latest of which is in 2024.

Future minimum lease payments under non-cancelable operating leases as of June 30, 2021 (unaudited) are as follows:

June 30, 2021
Unaudited

2021	$635
2022	1,232
2023	1,052
2024	294
Thereafter	705

Total	$3,918

As of June 30, 2021 (unaudited), the Company made advance payments on account of installments on car leases in the amount of $74.

Lease and rental expenses for the six months ended June 30, 2021 (unaudited) and June 30, 2020 were $566 and $500, respectively.

b.	In connection with its research and development programs, the Company received participation payments from the Israel Innovation Authority of the Ministry of Economy in Israel (“IIA”) of $5,139 for industrial research and development projects as of June 30, 2021 (unaudited). In return for the IIA’s participation, the Company is committed to pay royalties at a rate of 3% of sales of the developed products, up to 100% of the amount of grants received plus interest at LIBOR. During the six months ended June 30, 2021 (unaudited) and the year ended December 31, 2020, no royalties have been paid or accrued.

c.	On January 9, 2020, the Company entered into an agreement for an automatic filling machine for the Company’s manufacturing plant in a total amount of EUR 1,377. As of June 30, 2021, the Company paid a pre-payment of EUR 505 and will pay the remaining of the payments during the remainder of 2021 according to the milestones of the agreement.

POLYPID LTD. AND ITS SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 4:- FAIR VALUE MEASUREMENTS

Financial instruments measured at fair value on a recurring basis include warrants to purchase Convertible Preferred shares (see Note 5). The warrants are classified as a liability in accordance with ASC 480-10-25. These warrants were classified as level 3 in the fair value hierarchy since some of the inputs used in the valuation (the “Share Price”) were determined based on management’s assumptions up until the IPO date.

To calculate the fair value of the warrants, we first calculated the underlying preferred share value by using the income approach and the market approach. Then the equity value was allocated by using the hybrid model method utilizing two scenarios of OPM and IPO. Once the preferred shares value was derived from the two scenarios, the Black-Scholes model was utilized to calculate the warrants value in each one of the scenarios, by using probability for each one of the scenarios to derive the weighted average fair value of the warrants.

As of June 30, 2020:

According to the IPO scenario, the underlying share price was $16 for the series E-1 Preferred shares. The following assumptions were used to estimate the value of the series E-1 Preferred share warrants as of June 30, 2020: exercise price of $15.95, expected volatility of 78.07%, risk free interest rates of 0.76%, dividend yield of 0%, and expected term of 4.17 years. Accordingly, the fair value of the series E-1 Preferred share warrants as of June 30, 2020 was $1,868. As of June 30, 2021, 200,596 warrants were outstanding.

According to the IPO scenario, the underlying share price was $16 for the series D-2 Preferred shares. The following assumptions were used to estimate the value of the series D-2 Preferred share warrants as of June 30, 2020: exercise price of $9.24, expected volatility of 82.48%, risk free interest rates of 0.46%, dividend yield of 0%, and expected term of 0.6 years. Accordingly, the fair value of the series D-2 Preferred share warrants as of June 30, 2020 was $20,930. As of June 30, 2021, all warrants had been exercised into 1,069,850 Ordinary Shares.

According to the IPO scenario, the underlying Share Price was $16.00 for the series A Preferred shares. The following assumptions were used to estimate the value of the series A Preferred share warrants as of June 30, 2020: exercise price of 0.84 NIS ($0.23) and dividend yield of 0%. Accordingly, the fair value of the series A Preferred share warrants as of June 30, 2020 was $816. As of June 30, 2020, as part of the IPO, 53,775 warrants had been exercised into 53,775 Ordinary Shares.

On June 30, 2020, as a result of the IPO, the warrant liability to Convertible Preferred shares has been classified to warrants to Ordinary Shares in equity.

The change in the fair value of the preferred share warrant liability is summarized below:

	June 30,	December 31,
	2021	2020
	Unaudited

Beginning of year	$-	$12,241
Change in fair value	-	11,373
Reclassification of Warrants into equity	-	(23,614)

End of period	$-	$-

POLYPID LTD. AND ITS SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 5:- WARRANTS

In March 2008, in connection with the March 2008 Founders and Share Purchase Agreement, the Company granted to the investor warrants to purchase Convertible Preferred A shares (“Series A Warrants”), with an exercise price of NIS 0.84 ($0.23). The Series A Warrants may be converted at any time until the earlier of: (1) consummation of an initial public offering on certain stock exchanges as set forth in the warrant terms, with net proceeds to the Company of at least $15,000 (and pre-money valuation of at least $75,000), (2) merger or consolidation of the Company with another company, and (3) the sale of substantially all of the Company’s assets or substantially all of the shares to another party.

In connection with the first financing round that occurred in 2016, the Company granted to the investors warrants to purchase up to 2,775,398 Convertible D-2 Preferred shares (“Series D-2 Warrants”) at a price per share of $9.23.

The survival of Series D-2 Warrants shall be limited to a period ending upon the earlier of: (i) the lapse of 5 years from closing; or (ii) deemed liquidation event.

The Series D-2 Warrants will be exercised automatically if they are still outstanding on the final day of the warrant period as defined in the warrants grant letter, and if the fair market value of a warrant share is more than the exercise price for such share.

All outstanding Series A and D-2 warrants are classified as a long-term liability and are re-measured at each reporting date, as the underlying shares may be redeemed upon an event which is not solely in the control of the Company. Following the warrants conversions during 2020 and 2021, no Series A or Series D-2 Warrants were outstanding as of June 30, 2021.

On June 28, 2019, in connection with a Private Placement Memorandum (the “2019 PPM”), the Company included the following as part of its issuance costs: (i) warrants to purchase up to 200,596 series E-1 Preferred shares (“Series E-1 warrants”) at a price per share of $15.95 against payment of a total exercise amount of up to $3,200 and (ii) a cash fee of 10% of any new investment that were introduced by National Securities. The survival of the Series E-1 warrants shall be limited to a period ending upon 4 years from closing.

As of June 30, 2021, 200,596 Series E-1 warrants were outstanding and as a result of the IPO, the warrant liability to Convertible Preferred shares has been classified to warrants to Ordinary Shares in equity.

POLYPID LTD. AND ITS SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 6:- SHAREHOLDERS’ DEFICIENCY

a.	General:

On June 21, 2020, the Company’s Board of Directors resolved to consolidate the Company’s share capital by applying an additional reverse share split and cancelling the shares’ par value (see Note 1d).

Following the Split and the cancellation of the par value, all Ordinary Shares, Convertible Preferred shares, options, convertible loans, warrants, exercise prices and per share data have been adjusted retroactively for all periods presented in these consolidated financial statements.

b.	Ordinary share capital is composed as follows:

	June 30, 2021		December 31, 2020
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Unaudited
	Number of shares
Ordinary Shares with no par value	47,800,000	18,756,570	47,800,000	18,494,739

c.	Share option plans:

The Company authorized through its 2012 Share Option Plan, the grant of options to officers, directors, advisors, management and other key employees of up to 3,672,094 Ordinary Shares. The options granted generally have a four year or three-year vesting period and expire ten years after the date of grant. Options granted under the Company’s option plan that are cancelled or forfeited before expiration become available for future grant. As of June 30, 2021 (unaudited), 932,189 of the Company’s options were available for future grants.

A summary of the status of the Company’s option plan as of June 30, 2021 (unaudited), and changes during the period then ended is presented below:

	Number of options	Weighted average exercise price	Aggregate intrinsic value
	Unaudited

Outstanding at beginning of period	2,193,392	5.72	$9,263
Granted	56,000	10.07	58
Exercised	(43,866)	6.42	227
Forfeited and cancelled	(7,573)	6.62	19

Outstanding at end of period	2,197,953	5.82	7,387

Exercisable options	1,473,947	5.01	5,997

Vested and expected to vest	2,197,953	5.82	7,387

POLYPID LTD. AND ITS SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 6:- SHAREHOLDERS’ DEFICIENCY (Cont.)

As of June 30, 2021 (unaudited), there were unrecognized compensation costs of $8,286, which are expected to be recognized over a weighted average period of approximately 2.3 years.

The total equity-based compensation expense related to all of the Company’s equity-based awards recognized for the six months ended June 30, 2021 and for the six months ended June 30, 2020 (unaudited), was comprised as follows:

	Six months ended June 30,
	2021	2020
	Unaudited

Research and development	$1,013	$762
Market and business development	162	58
General and administrative	1,063	1,437

Total share-based compensation expense	$2,238	$2,257

43,866 options were exercised by employees during the six months ended June 30, 2021 (unaudited).

The options outstanding as of June 30, 2021 (unaudited) have been separated into ranges of exercise prices, as follows:

Exercise price	Options outstanding as of June 30, 2021	Weighted average exercise price	Weighted average remaining contractual term	Options exercisable as of June 30, 2021	Weighted average exercise price	Weighted average remaining contractual term
			(years)			(years)

*)0.22	245,535	*)0.22	1.72	245,535	*)0.22	1.72
1.75	107,904	1.75	1.72	107,904	1.75	1.72
3.59	83,503	3.59	2.26	83,503	3.59	2.26
5.07	253,722	5.07	3.00	253,722	5.07	3.00
9.23	199,930	9.23	4.07	199,930	9.23	4.07
3.10	26,959	3.10	4.94	26,959	3.10	4.94
3.93	51,385	3.93	5.48	51,385	3.93	5.48
4.10	20,914	4.10	5.69	20,914	4.10	5.69
4.18	1,195	4.18	5.90	1,195	4.18	5.90
7.70	59,345	7.70	6.34	59,345	7.70	6.34
8.42	7,589	8.42	7.28	6,625	8.42	7.28
8.65	14,340	8.65	7.11	12,840	8.65	7.11
8.02	26,290	8.02	7.73	19,611	8.02	7.73
6.80	58,731	6.80	8.62	25,222	6.80	8.62
6.62	894,511	6.62	8.96	359,257	6.62	8.96
11.04	90,100	11.04	9.37	-	11.04	-
10.07	56,000	10.07	9.62	-	10.07	-

	2,197,953	5.82	6.16	1,473,947	5.01	4.76

*)	The exercise price as per the option terms was denominated in NIS and translated to $ in the table above using the exchange rate as of the grant date. The options were granted at Ordinary Share par value.

POLYPID LTD. AND ITS SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 6:- SHAREHOLDERS’ DEFICIENCY (Cont.)

d.	Options issued to non-employees:

The outstanding options granted to consultants as of June 30, 2021 (unaudited) were as follows:

Grant date	Options outstanding as of June 30, 2021	Exercise price per share	Options exercisable as of June 30, 2021	Exercisable through

October 2013	5,719	$5.07	5,719	October 2023
September 2014	5,719	$5.07	5,719	September 2024
April 2016	5,975	$3.10	5,975	April 2026
December 2016	7,170	$3.93	7,170	December 2026
June 2017	197,722	$4.10	156,970	June 2027
November 2017	17,925	$7.70	17,925	November 2027
August 2019	71,700	$8.18	67,197	August 2029
June 2020	64,530	$6.62-$6.80	21,306	June 2030
April 2021	62,741	$9.57	-	April 2031

	439,201		287,981

33,492 options were exercised by non- employees during the six months ended June 30, 2021 (unaudited).

POLYPID LTD. AND ITS SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 7:- BASIC AND DILUTED NET LOSS PER SHARE

The following table sets forth the computation of the Company’s basic and diluted net loss per Ordinary Share:

	Six months ended June 30,		Three months ended June 30,
	2021	2020	2021	2020
	Unaudited
Numerator:

Net loss attributable to Ordinary Shares as reported	$19,164	$22,862	$10,477	$16,993
Deemed dividend	-	2,114	-	2,114

Net loss applicable to Ordinary shareholders	19,164	24,976	10,477	19,107

Denominator:

Weighted average shares used in computing net loss per Ordinary share, basic and diluted:	18,685,906	659,551	18,747,967	755,289

Ordinary share – basic and dilutive	18,685,906	659,551	18,747,967	755,289

Net loss per Ordinary share, basic and diluted	$1.03	$37.87	$0.56	$25.30